04002521

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2004

SEC FILE NUMBER
8-27779

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Management Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7900 Xerxes Avenue South, Suite 500
(No. and Street)

Minneapolis (City) MN (State) 55431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory A. Stroh 952-893-1200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide, Bailly LLP
(Name – *if individual, state last, first, middle name*)

5601 Green Valley Dr. #700 Bloomington, MN 55437
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 22 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Thom Berkowitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Management Securities, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

JEAN A. HURLBERT
Notary Public
Minnesota
My Commission Expires Jan. 31, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL MANAGEMENT SECURITIES, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2003

CAPITAL MANAGEMENT SECURITIES, INC.

Table of Contents

EideBailly LLP

Consultants • Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

The Stockholders and Board of Directors
Capital Management Securities, Inc.
Bloomington, Minnesota

We have audited the accompanying statement of financial position of **Capital Management Securities, Inc.** as of December 31, 2003 and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Capital Management Securities, Inc.** as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eide Bailly LLP

Minneapolis, Minnesota
February 11, 2004

5601 Green Valley Drive • Suite 700 • Minneapolis, MN 55437-1145 • 952.944.6166 • Fax 952.944.8496
Offices in Arizona, Iowa, Minnesota, Montana, North Dakota and South Dakota • Equal Opportunity Employer

CAPITAL MANAGEMENT SECURITIES, INC.
STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2003

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	65,600
Accounts receivable		52,035
Prepaid expenses		22,156
Income taxes receivable		408
Total current assets		140,199
PROPERTY AND EQUIPMENT		
Furniture and fixtures		130,518
Software		9,214
		139,732
Less accumulated depreciation and amortization		(110,862)
		28,870
NON-CURRENT ASSETS		
Deferred income tax asset		10,600
	$	179,669

See Notes to Financial Statements

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Commissions payable	$ 39,547
Accounts payable	5,549
Accrued payroll taxes	86
Deferred income tax liability	8,900
Total current liabilities	54,082
STOCKHOLDERS' EQUITY	
Common stock, $0.01 per share, 1,000,000 shares authorized, 12,214 shares issued and outstanding	122
Additional paid in capital	57,252
Retained earnings	68,213
	125,587
	$ 179,669

CAPITAL MANAGEMENT SECURITIES, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2003

REVENUE	
Commissions	$ 1,077,211
Office rent income	29,696
Interest	150
Other	24,613
	1,131,669
OPERATING EXPENSES	
Commissions	857,281
Salaries and wages	101,246
Payroll taxes	8,113
Employee benefits	3,927
Advertising	1,928
Depreciation and amortization	5,305
Dues and subscriptions	33,310
Equipment and rental	12,384
Insurance	4,209
Miscellaneous	3,532
Office supplies and printing	9,520
Postage	6,542
Professional services	4,061
Regulatory expenses	8,678
Rent	71,375
Repairs and maintenance	3,146
Telephone	11,365
Travel and entertainment	3,477
	1,149,397
Loss before income taxes	(17,729)
Income tax benefit	3,300
Net loss	$ (14,429)

See Notes to Financial Statements

CAPITAL MANAGEMENT SECURITIES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2003

	Common Stock		Additional		
	Number of Shares	Amount	Paid-in Capital	Retained Earnings	Total
Balance December 31, 2002	12,214	$ 122	$ 57,252	$ 82,642	$ 140,016
Net loss				(14,429)	(14,429)
Balance, December 31, 2003	**12,214**	**$ 122**	**$ 57,252**	**$ 68,213**	**$ 125,587**

See Notes to Financial Statements

CAPITAL MANAGEMENT SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(14,429)
Adjustments to reconcile net loss to net cash and cash equivalents used by operating activities		
Depreciation and amortization		5,306
Deferred income taxes		(3,600)
(Increase) decrease in assets		
Accounts receivable		11,855
Prepaid expenses		155
Increase (decrease) in liabilities		
Commissions payable		13,857
Accounts payable		20
Accrued liabilities		(14,478)
Net cash used by operating activities		(1,314)
CASH FLOWS FROM INVESTING ACTIVITIES		
Equipment purchased		(2,732)
Net cash used by investing activities		(2,732)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(4,046)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		69,646
CASH AND CASH EQUIVALENTS, END OF YEAR	$	65,600
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for		
Income taxes	$	558

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Capital Management Securities, Inc. (the Company) is a wholly owned subsidiary of CMA Financial Inc. The Company is a licensed broker-dealer under the jurisdiction of the National Association of Security Dealers (NASD). The Company buys and sells listed and unlisted securities; municipal, corporate and government bonds; mutual fund shares; and provides other financial services. The Company, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer which carries all the accounts of such customers.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable represents amounts due from affiliated brokers. Items over 30 days old are considered past due. The balance of accounts receivable past 30 days as of December 31, 2003 was $2,597. The Company does not charge service charges for past-due balances.

An allowance for doubtful accounts has not been established as of December 31, 2003. Based upon management's analysis of outstanding accounts receivable as of December 31, 2003 and the Company's past collection experience, an allowance is not considered necessary by management.

Property and Equipment

Property and equipment is carried at cost. Depreciation of property and equipment is computed by the straight-line method based on useful lives of three to ten years.

Maintenance and repairs of property and equipment are charged to operations, and major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is included in operations.

The Company reviews its property and equipment for impairment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less that the carrying amount of the asset. The amount of the loss is determined by comparing the fair market values of the asset to the carrying amount of the asset.

(continued on next page)

Recognition of Revenue

Commission income from sales of securities is recorded on the trade date.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in operations in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities, which consist of net operating loss carryforwards, book depreciation over tax depreciation differences, and differences associated with cash basis reporting versus accrual basis reporting, are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

NOTE 2 - COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company has a lease agreement for office space expiring June 30, 2008. Monthly base rent ranges from $5,654 to $6,492 over the term of the lease. Terms of the lease also require the Company to pay its share of taxes and operating expenses. Facility rent expense for the year ended December 31, 2003 was $71,364.

The Company has also entered into various operating leases for equipment that expire through 2007. Equipment rent expense for the year ended December 31, 2003 was $11,545. The equipment lease commitment includes a related party phone lease with a shareholder of the Company with monthly payments of $361 through November 2005. Rent expense to the related party was $2,411 for the year ended December 31, 2003.

Minimum future lease payments as of December 31, 2003 under non-cancelable operating leases are:

Years Ending December 31,	Office Facility	Equipment	Total
2004	$ 68,060	$ 10,754	$ 78,815
2005	70,577	8,668	79,245
2006	73,086	5,059	78,145
2007	75,605	1,265	76,870
2008	38,952	-	38,952
	$ 326,280	$ 25,746	$ 352,027

(continued on next page)

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company shares its facilities and expenses with a sister company. Expenses are allocated between the two entities based on gross revenues. During 2003 approximately $240,484 or one-half of common expenses were allocated to the Company's sister company. The majority of the expenses are paid by the Company, and the sister entity reimburses the Company for its share of the expenses monthly. Amounts due from related parties totaled $8,097 as of December 31, 2003.

NOTE 4 - INCOME TAXES

The Company's net deferred tax asset and liability at December 31, 2003 consist of:

	Federal	State	Total
Deferred income tax asset	$ 7,700	$ 2,900	$ 10,600
Deferred income tax liability	(6,500)	(2,400)	(8,900)
	$ 1,200	$ 500	$ 1,700

The components of the provision for income taxes for the year ended December 31, 2003 are as follows:

	Federal	State	Total
Current income tax expense	$ -	$ (300)	$ (300)
Deferred income tax benefit	2,600	1,000	3,600
Income tax benefit	2,600	700	3,300

The amount of federal income tax expense attributable to continuing operations differs from the amount of expense that would result from applying domestic federal statutory rates to pre-tax income from continuing operations primarily due to permanent differences of non-deductible expenses and the effect of state minimum fees.

At December 31, 2003 for income tax purposes, the Company has federal income tax loss carryforwards of approximately $58,000 available to offset future taxable income, which expire through 2023.

CAPITAL MANAGEMENT SECURITIES, INC.

SUPPLEMENTARY INFORMATION

CAPITAL MANAGEMENT SECURITIES, INC.
COMPUTATION OF NET CAPITAL, BASIC NET CAPITAL REQUIREMENT AND AGGREGATE INDEBTEDNESS – SCHEDULE I
DECEMBER 31, 2003

NET CAPITAL	
Total stockholders equity	125,587
Liabilities subordinated to claims of general creditors	-
Total capital and allowable subordinated liabilities	125,587
Non-allowable assets	
Non-allowable accounts receivable	16,772
Prepaid expenses	22,156
Fixed assets - net	28,870
Deferred tax assets - net	1,700
Haircut - 2%	287
Total non-allowable assets	69,785
Net capital	55,802
BASIC NET CAPITAL REQUIREMENT	
Liabilities	54,082
Required percent	6.667%
Computed basic net capital requirement	3,606
Minimum net capital required	25,000
Net capital (from above)	55,802
Excess capital over minimum	30,802
COMPUTATION OF AGGREGATE INDEBTEDNESS	
A. Indebtedness	45,182
B. Net capital	55,802
Percent of debt to net capital (A divided by B)	81.0%

CAPITAL MANAGEMENT SECURITIES, INC.
RECONCILIATION OF NET CAPITAL PER AUDIT REPORT TO NET CAPITAL PER FOCUS REPORT – SCHEDULE II
DECEMBER 31, 2003

Net capital, per FOCUS report	$	58,108
Audit adjustments		(2,306)
Net capital, as adjusted	$	55,802

CAPITAL MANAGEMENT SECURITIES, INC.

RECONCILIATION OF COMPUTATION OF NET CAPITAL AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS OF THE SECURITIES AND EXCHANGE COMMISSION - SCHEDULE III
DECEMBER 31, 2003

The company operates on a fully disclosed basis under Rule 15c3-1 Subparagraph (a)(2) and does not hold client/customer funds or securities. Thus, no reconciliation is necessary.

CAPITAL MANAGEMENT SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AN DEXCHANGE COMMISSION – SCHEDULE IV
DECEMBER 31, 2003

The Company is exempt from Rule 15c3-3 under Subparagraph k(2)(ii) and does not possess, control or otherwise hold client/customer funds or securities.

EideBailly LLP

Consultants • Certified Public Accountants

INDEPENDENT AUDITOR'S SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

The Stockholders and Board of Directors
Capital Management Securities, Inc.
Bloomington, Minnesota

In planning and performing our audit of the financial statements and supplemental schedules of **Capital Management Securities, Inc.** (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

5601 Green Valley Drive • Suite 700 • Minneapolis, MN 55437-1145 • 952.944.6166 • Fax 952.944.8496
Offices in Arizona, Iowa, Minnesota, Montana, North Dakota and South Dakota • Equal Opportunity Employer

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Minneapolis, Minnesota
February 11, 2004